

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

December 6, 2007

via U.S. Mail

Mr. David Wallace
Chief Executive Officer
Ecoland International, Inc.
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, California 91423

> **Re:** **Ecoland International, Inc.**
> **Amendment No. 6 to Registration Statement on Form SB-2**
> **Filed November 27, 2007**
> **File No. 333-140396**

Dear Mr. Wallace:

We have reviewed your filing and response letter dated November 27, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 6 to Registration Statement on Form SB-2

General

1.   Please continue to monitor the financial statement updating requirements of Rule 3-10(g) of Regulation S-B and provide updated audited financial statements with your next amendment if required.

2.   Please provide an updated consent with your next amendment.

Consolidated Statements of Operations, page F-4

3.   We note that you have provided an unaudited consolidated statement of
        operations for the three months ended August 31 2007 and 2006 as well as the
        period from inception to August 31, 2007. Please provide an audited consolidated
        statement of operations for the years ended May 31, 2007 and 2006 as well as for
        the period from inception to May 31, 2007. This comment also applies to your
        consolidated statements of cash flows.

Consolidated Statements of Stockholders' Equity (Deficit), page F-7

4.   Please explain why your Statement reflects the issuance of common shares for the
        acquisition of "Guano Distributors, Inc". in your fiscal year ended 2005. It
        appears elsewhere in Note 3, that this event may have occurred in your fiscal year
        ended 2006. Clarify if the shares were actually issued in 2005 or were otherwise
        a planned issuance at May 31, 2005. Please modify your disclosures accordingly.

Note 3 – Common Stock, page F-10

5.   We note your response to our prior comment number three. Please provide us
        with a copy of your analysis that considers the guidance of EITF 98-3 and SFAS
        141, in support of your conclusion that Guano Distributor (PTY) Ltd., represented
        a business at the date of acquisition.

6.   We note you did not provide a response to our prior comment numbers five and
        six. We re-issue those comments in their entirety and have reproduced them
        below for your convenience.

        Prior Comment Numbers Five and Six

        We note your response to our prior comment number seven. Please explain what
        you mean when you state that the Black-Scholes Options Pricing Model would
        yield a nonsensical value for the shares. Please refer to paragraphs 20 and 139 of
        SFAS 123.

        We note your response to our prior comment number eight whereby you state that
        technically Mr. Wallace was granted stock options. As such it appears stock
        option accounting should have been applied. Please modify your accounting and
        related disclosures accordingly. Otherwise, please explain why the difference in
        accounting treatment would not materially alter your financial statements. Please
        provide support for your materiality conclusions. Refer to SAB Topics 1:M and
        1:N.

7.   We note your revised disclosure that indicates Mr. Wallace was issued and immediately exercised his options on May 15, 2005. Please provide us with a copy of your documents in support of these option transactions that reflects the date of issuance and exercise. In addition, please provide us with a copy of your agreement to purchase Guano Distributor (PTY) Ltd. It appears these documents may also need to be filed as exhibits. Please contact us if you wish to discuss.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Stertzel
        J. Davis

        via facsimile
        Norman T. Reynolds, Esq.
        Glast, Phillips & Murray, P.C.
        (713) 237-3202